UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chimerix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16934W106

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16934W106	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cantex Pharmaceuticals, Inc. 41-2035780
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,500,000
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 3,500,000
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 16934W106	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Chimerix, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2505 Meridian Parkway, Suite 100

Durham, NC 27713

Item 2.

(a)	Name of Person Filing

Cantex Pharmaceuticals, Inc.

(b)	Address of the Principal Office or, if none, residence

1792 Bell Tower Lane

Weston, FL 33326

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

16934W106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,500,000

(b)

Percent of class: 4.0% (based on 86,862,426 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,500,000.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,500,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 16934W106	13G/A	Page 4 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2022 Date

/s/ Juan F. Rodriguez Signature

Juan F. Rodriguez, Chief Financial Officer Name/Title